CNA CAPITAL
SELECT(SM)
VARIABLE ANNUITY

SEMI-ANNUAL REPORT

FLEXIBLE PREMIUM DEFERRED
VARIABLE ANNUITY

ISSUED BY THE
VALLEY FORGE LIFE INSURANCE
COMPANY

JUNE 30, 1997

[CNA LOGO]
FOR ALL THE COMMITMENTS YOU MAKE(R)

--------------------------------------------------------------------------------
Dear Policyowner:
--------------------------------------------------------------------------------
     I am pleased to present the Semi-Annual Report for the CNA Capital Select Variable Annuity, issued by Valley Forge Life Insurance Company, one of the CNA insurance companies. This report summarizes investments under each of the CNA Capital Select Variable Annuity's 18 variable funds and the fixed-interest accounts from inception through June 30, 1997. A document summarizing the separate Semi-Annual Reports for each of the six fund managers is being distributed simultaneously.

     The CNA Capital Select Variable Annuity offers 18 variable subaccounts from such well-known fund managers as Fidelity Management & Research Company, Federated Advisors, Fred Alger Management, Inc., Massachusetts Financial Services Company, Societe Generale Asset Management Corp. (SoGen) and Van Eck Associates Corp. The full list of funds is found in the Notes To Financial Statements, Note 1. Organization, in this report.

     We'd like to take this opportunity to remind you of some of the tools the CNA Capital Select Variable Annuity offers for managing your investment.

     - You can transfer monies from one subaccount to another without tax consequences.

     - You are allowed 12 free transfers per year (no charge from CNA); four of which can be from fixed-interest accounts. The minimum amount transferred as well as the minimum remaining balance in the previous subaccount must equal $500.

     - You can establish Dollar Cost Averaging, which transfers fixed-dollar amounts from the money market subaccount to other subaccounts at periodic intervals. This service is provided at no charge.

     - You can maintain a predetermined fund mix using our Automatic Subaccount Rebalancing feature. Monies are transferred between and among specified subaccounts on a quarterly, semi-annual or annual basis to return to the fund mix you want. This service is also provided at no charge.

     - You can make additional contributions to the plan in amounts as small as $100.

     You should refer to your contract and prospectus for additional information regarding these features.

     With 18 variable fund choices and with features like Dollar Cost Averaging and Automatic Subaccount Rebalancing, the CNA Capital Select Variable Annuity is designed to give you a great deal of control over the investment portion of your policy. However, if you'd prefer the security of a guaranteed fixed-interest account, this annuity is also at your service, with five fixed accounts to choose from. Coupled with the product's other benefits, such as a guaranteed minimum death benefit, and the benefits that come with all annuities, like tax-deferral, we believe the CNA Capital Select Variable Annuity can meet the accumulation needs of a wide variety of clients. We sincerely hope you find it is meeting yours. We welcome your comments and suggestions, and thank you for choosing the CNA Capital Select Variable Annuity.

Sincerely,

S/ALAN S. LURTY
Alan S. Lurty, FLMI
Senior Vice President and
Chief Operating Officer, Annuities
--------------------------------------------------------------------------------
                                        1


---------------------------------------------------------------------------------------------------------------------------

                      STATEMENT OF ASSETS AND LIABILITIES
                      VALLEY FORGE LIFE INSURANCE COMPANY
                       VARIABLE ANNUITY SEPARATE ACCOUNT
              AND THE GUARANTEED INTEREST OPTION SEPARATE ACCOUNT
===========================================================================================================================


                                       FEDERATED    FEDERATED    FEDERATED     FIDELITY   FIDELITY
                                      PRIME MONEY    UTILITY    HIGH INCOME    EQUITY-     ASSET     FIDELITY    FIDELITY
     JUNE 30, 1997 (UNAUDITED)          FUND II      FUND II    BOND FUND II    INCOME    MANAGER    INDEX 500  CONTRAFUND
---------------------------------------------------------------------------------------------------------------------------
ASSETS:
   Investments, at market value:
      Federated Insurance Series       $302,524      $7,553       $39,066
      Variable Insurance Products Fund                                          $83,882
      Variable Insurance Products Fund II                                                  $65,834   $105,651     $21,759
      The Alger American Fund
      MFS Variable Insurance Trust
      SoGen Variable Funds, Inc.
      Van Eck Worldwide Insurance Trust
                                       --------      ------       -------       -------    -------   --------     -------
          TOTAL INVESTMENTS             302,524       7,553        39,066        83,882     65,834    105,651      21,759
   Other                                  -            -            -             -          -          -           -
                                       --------      ------       -------       -------    -------   --------     -------
            TOTAL ASSETS                302,524       7,553        39,066        83,882     65,834    105,651      21,759
            TOTAL LIABILITIES             -            -            -             -          -          -           -
--------------------------------------------------------------------------------------------------------------------------
PARTICIPANTS' EQUITY--NET ASSETS       $302,524      $7,553       $39,066       $83,882    $65,834   $105,651     $21,759
==========================================================================================================================



--------------------------------------------------------------------------------------------------------------------------

                                         2


--------------------------------------------------------------------------------------------------------------------------





==========================================================================================================================


                                                                                             VAN ECK     VAN ECK
 ALGER              ALGER      MFS                    MFS        MFS       MFS              WORLDWIDE   WORLDWIDE
 SMALL    ALGER    MID-CAP   EMERGING     MFS      GROWTH W/   LIMITED    TOTAL     SOGEN      HARD      EMERGING    GIO
CAPITAL   GROWTH   GROWTH     GROWTH    RESEARCH    INCOME     MATURITY  RETURN   OVERSEAS    ASSETS      MARKETS  ACCOUNT
--------------------------------------------------------------------------------------------------------------------------
$4,461    $3,779   $10,435
                             $32,951    $66,321     $34,057    $49,977   $93,343
                                                                                    $677,908
                                                                                               $1,242      $2,439
------    ------   -------   -------    -------     -------    -------   -------    --------   ------      ------    ----
 4,461     3,779    10,435    32,951     66,321      34,057     49,977    93,343     677,908    1,242       2,439     -
  -         -        -          -          -          -           -         -          -         -           -       $602
------    ------   -------   -------    -------     -------    -------   -------    --------   ------      ------    ----
 4,461     3,779    10,435    32,951     66,321      34,057     49,977    93,343     677,908    1,242       2,439     602
  -         -        -          -          -          -           -         -          -         -           -        -
----------------------------------------------------------------------------------- -------------------------------------
$4,461    $3,779   $10,435   $32,951    $66,321     $34,057    $49,977   $93,343    $677,908   $1,242      $2,439    $602
=========================================================================================================================

-----------




===========



  TOTAL
----------
$  349,143
    83,882
   193,244
    18,675
   276,649
   677,908
     3,681
----------
 1,603,182

       602
----------
 1,603,784
    -
----------
$1,603,784
==========

--------------------------------------------------------------------------------

                                        3


--------------------------------------------------------------------------------------------------------------------------

                            STATEMENT OF OPERATIONS
                      VALLEY FORGE LIFE INSURANCE COMPANY
                       VARIABLE ANNUITY SEPARATE ACCOUNT
              AND THE GUARANTEED INTEREST OPTION SEPARATE ACCOUNT
==========================================================================================================================

                                    FEDERATED    FEDERATED    FEDERATED                     FIDELITY
FOR THE PERIOD FROM INCEPTION TO   PRIME MONEY    UTILITY    HIGH INCOME      FIDELITY       ASSET   FIDELITY    FIDELITY
JUNE 30, 1997 (UNAUDITED)            FUND II      FUND II    BOND FUND II   EQUITY-INCOME   MANAGER  INDEX 500  CONTRAFUND
--------------------------------------------------------------------------------------------------------------------------
                                     MAR. 4,     MAR. 17,       MAY 1,        FEB. 21,      FEB. 21, MAR. 17,    FEB. 21,
INCEPTION DATE:                       1997         1997          1997           1997          1997     1997        1997
--------------------------------------------------------------------------------------------------------------------------
Investment income:
   Dividends                         $3,875        $   -         $  -          $    -        $    -   $    -      $    -
   Interest
                                     ------        -----         ----          ------        ------   ------      ------
                                      3,875            -            -               -             -        -           -
                                     ------        -----         ----          ------        ------   ------      ------
Expenses:
   Mortality and expense risk and
     administration charges           1,148           16           82             229           206      246          46
                                     ------        -----         ----          ------        ------   ------      ------
                                      1,148           16           82             229           206      246          46
                                     ------        -----         ----          ------        ------   ------      ------
      NET INVESTMENT INCOME (LOSS)    2,727          (16)         (82)           (229)         (206)    (246)        (46)
                                     ------        -----         ----          ------        ------   ------      ------
Investment gain (loss):
   Net realized gain (loss)               -         (333)          33             695           780    1,609         151
   Net unrealized gain (loss)             -          400          740           7,210         3,584    8,157       1,258
                                     ------        -----         ----          ------        ------   ------      ------
      NET REALIZED AND UNREALIZED
         INVESTMENT GAIN (LOSS)           -           67          773           7,905         4,364    9,766       1,409
-------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN
  PARTICIPANTS' EQUITY RESULTING FROM
  OPERATIONS                         $2,727        $  51         $691          $7,676        $4,158   $9,520      $1,363
=========================================================================================================================



--------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------------

                            STATEMENT OF OPERATIONS
                      VALLEY FORGE LIFE INSURANCE COMPANY
                       VARIABLE ANNUITY SEPARATE ACCOUNT
              AND THE GUARANTEED INTEREST OPTION SEPARATE ACCOUNT
==========================================================================================================================


                                                                                                                  VAN ECK
 ALGER                ALGER       MFS                    MFS        MFS        MFS                   VAN ECK     WORLDWIDE
 SMALL     ALGER     MID-CAP    EMERGING     MFS      GROWTH W/   LIMITED     TOTAL      SOGEN      WORLDWIDE    EMERGING
CAPITAL    GROWTH     GROWTH     GROWTH    RESEARCH    INCOME     MATURITY    RETURN    OVERSEAS   HARD ASSETS    MARKETS
--------------------------------------------------------------------------------------------------------------------------
APR. 3,   JUN. 17,   FEB. 21,   FEB. 21,   FEB. 21,   MAR. 13,     MAY 1,    FEB. 21,   FEB. 3,      APR. 3,     APR. 11,
 1997       1997       1997       1997       1997       1997        1997       1997       1997        1997         1997
--------------------------------------------------------------------------------------------------------------------------

 $ 51       $-         $ 89     $  -        $ -        $ -         $-         $ -       $  -          $-           $-

 ----       ----       ----     -------     ------     ------      -----      ------    -------       ----         -----
   51       -            89        -          -          -          -           -          -          -             -
 ----       ----       ----     -------     ------     ------      -----      ------    -------       ----         -----
    7          1         30         109        162         76        116         271      2,983          4             5
 ----       ----       ----     -------     ------     ------      -----      ------    -------       ----         -----
    7          1         30         109        162         76        116         271      2,983          4             5
 ----       ----       ----     -------     ------     ------      -----      ------    -------       ----         -----
   44         (1)        59        (109)      (162)       (76)      (116)       (271)    (2,983)        (4)           (5)
 ----       ----       ----     -------     ------     ------      -----      ------    -------       ----         -----
    1       -          -         (2,982)        71        328          7        (277)       327       -               10
  249         (9)       494       3,206      4,687      2,316        730       5,271     47,978         79           223
 ----       ----       ----     -------     ------     ------      -----      ------    -------       ----         -----
  250         (9)       494         224      4,758      2,644        737       4,994     48,305         79           233
--------------------------------------------------------------------------------------------------------------------------

 $294       $(10)      $553     $   115     $4,596     $2,568      $ 621      $4,723    $45,322       $ 75         $ 228
==========================================================================================================================

------------------




==================


  GIO
ACCOUNT    TOTAL
-----------------
JUN. 6,
 1997
-----------------

 $-       $ 4,015
    2           2
  ---     -------
    2       4,017
  ---     -------

  -         5,737
  ---     -------
  -         5,737
  ---     -------
    2      (1,720)
  ---     -------
  -           420
  -        86,573
  ---     -------

  -        86,993
-----------------
 $2       $85,273
=================

--------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------
                       STATEMENT OF CHANGES IN NET ASSETS
                      VALLEY FORGE LIFE INSURANCE COMPANY
                       VARIABLE ANNUITY SEPARATE ACCOUNT
              AND THE GUARANTEED INTEREST OPTION SEPARATE ACCOUNT

============================================================================================================================

                                        FEDERATED  FEDERATED    FEDERATED     FIDELITY  FIDELITY
FOR THE PERIOD FROM INCEPTION TO       PRIME MONEY  UTILITY    HIGH INCOME     EQUITY-    ASSET     FIDELITY     FIDELITY
JUNE 30, 1997 (UNAUDITED)                FUND II    FUND II    BOND FUND II    INCOME    MANAGER    INDEX 500   CONTRAFUND
--------------------------------------------------------------------------------------------------------------------------

                                         MAR. 4,   MAR. 17,       MAY 1,      FEB. 21,  FEB. 21,    MAR. 17,     FEB. 21,
INCEPTION DATE:                           1997       1997          1997         1997      1997        1997         1997
--------------------------------------------------------------------------------------------------------------------------
From operations:
  Net investment income                $    2,727   $   (16)    $     (82)    $    (229)  $  (206)  $    (246)  $     (46)
  Net realized gain (loss)                 -           (333)           33           695       780       1,609         151
  Net unrealized gain (loss)               -            400           740         7,210     3,584       8,157       1,258
                                       ----------   -------     ---------     ---------   -------   ---------   ---------
    Change in net assets resulting from
      operations                            2,727        51           691         7,676     4,158       9,520       1,363
                                       ----------   -------     ---------     ---------   -------   ---------   ---------
From capital transactions:
  Net premiums/deposits                   358,144     6,336        39,299        79,233    39,387      77,129      18,150
  Withdrawals                              -          -              (174)         (247)    -            (247)      -
  Transfers among sub-accounts and with
    the Guaranteed Income Options -- net  (58,347)    1,166          (750)       (2,780)   22,289      19,249       2,246
                                       ----------   -------     ---------     ---------   -------   ---------   ---------
  Change in net assets resulting from
    capital transactions                  299,797     7,502        38,375        76,206    61,676      96,131      20,396
Increase in net assets                    302,524     7,553        39,066        83,882    65,834     105,651      21,759
Net assets at beginning of period          -          -            -              -         -           -           -
                                       ----------   -------     ---------     ---------   -------   ---------   ---------
Net assets at end of period            $  302,524   $ 7,553     $  39,066     $  83,882   $65,834   $ 105,651   $  21,759
--------------------------------------------------------------------------------------------------------------------------
Net asset value per unit at end of
  period                               $     1.00   $ 12.37     $   10.35     $   22.06   $ 16.60   $  103.62   $   17.93
==========================================================================================================================
Units outstanding at end of period     302,524.00    610.59      3,774.49      3,802.45  3,965.92    1,019.60    1,213.58
==========================================================================================================================


--------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------------






=========================================================================================================================



                                                                                                     VAN ECK    VAN ECK
 ALGER                ALGER       MFS                     MFS        MFS         MFS                WORLDWIDE  WORLDWIDE
 SMALL     ALGER     MID-CAP   EMERGING       MFS      GROWTH W/   LIMITED      TOTAL    SOGEN        HARD     EMERGING
CAPITAL    GROWTH    GROWTH     GROWTH     RESEARCH     INCOME    MATURITY     RETURN   OVERSEAS     ASSETS     MARKETS
------------------------------------------------------------------------------------------------------------------------

APRIL 3,  JUNE 17,   FEB. 21,  FEB. 21,    FEB. 21,    MAR. 13,    MAY 1,     FEB. 21,    FEB. 3,    APRIL 3,   APRIL 11,
 1997       1997      1997       1997        1997        1997       1997        1997        1997       1997       1997
------------------------------------------------------------------------------------------------------------------------
$    44    $   (1)   $   59    $    (109)  $    (162)  $    (76)  $    (116)  $    (271) $   (2,983)   $   (4)    $    (5)
      1      -         -          (2,982)         71        328           7        (277)        327      -             10
    249        (9)      494        3,206       4,687      2,316         730       5,271      47,978        79         223
-------    ------    -------   ---------   ---------   ---------  ---------   ---------   ---------    ------     -------
    294       (10)      553          115       4,596      2,568         621       4,723      45,322        75         228
-------    ------    -------   ---------   ---------   ---------  ---------   ---------   ---------    ------     -------
  4,167     2,788     8,721       28,481      57,454     23,839      49,933      91,643     630,255     1,167       1,710
   -         -         -           -           -          -            (327)       (273)      (337)      -           -
   -        1,001     1,161        4,355       4,271      7,650        (250)     (2,750)      2,668      -            501
-------    ------    -------   ---------   ---------   ---------  ---------   ---------   ---------    ------     -------
  4,167     3,789     9,882       32,836      61,725     31,489      49,356      88,620     632,586     1,167       2,211
  4,461     3,779    10,435       32,951      66,321     34,057      49,977      93,343     677,908     1,242       2,439
   -         -         -           -           -          -           -           -          -           -          -
-------    ------    -------   ---------   ---------   ---------  ---------   ---------   ---------    ------     -------
$ 4,461    $3,779    $10,435   $  32,951   $  66,321   $ 34,057   $  49,977   $  93,343  $  677,908    $1,242     $ 2,439
-------------------------------------------------------------------------------------------------------------------------
$ 39.53    $39.53    $22.51    $   14.67   $   14.92   $  15.31   $   10.27   $   15.27  $    10.76    $15.94     $ 15.29
=========================================================================================================================
 112.85     95.59    463.58     2,246.12    4,445.13   2,224.51    4,866.26    6,112.83   63,002.58   77.94        159.52
=========================================================================================================================


------------------------




========================



------------------------
GIO
ACCOUNT         TOTAL
------------------------
JUNE 6,
1997
------------------------
 $  2         $   (1,720)
  -                  420
  -               86,573
 ----         ----------
    2             85,273
 ----         ----------
  600          1,518,436
  -               (1,605)
  -                1,680
 ----         ----------
  600          1,518,511
  602          1,603,784
  -               -
 ----         ----------
 $602         $1,603,784
------------------------





--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                         NOTES TO FINANCIAL STATEMENTS
                      VALLEY FORGE LIFE INSURANCE COMPANY
                       VARIABLE ANNUITY SEPARATE ACCOUNT
              AND THE GUARANTEED INTEREST OPTION SEPARATE ACCOUNT
              PERIOD FROM INCEPTION TO JUNE 30, 1997 -- UNAUDITED
================================================================================
                              NOTE 1. ORGANIZATION
--------------------------------------------------------------------------------
     Valley Forge Life Insurance Company Variable Annuity Separate Account ("Variable Account"), a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, is a separate account of Valley Forge Life Insurance Company ("VFL"). The assets of the Variable Account are held separate from VFL's general account and its other separate accounts. VFL is a wholly-owned subsidiary of Continental Assurance Company ("Assurance") which is wholly-owned by CNA Financial Corporation ("CNA"). Loews Corporation owns approximately 84% of the outstanding common stock of CNA.

     The Variable Account currently offers 18 sub-accounts each of which invests in shares of a corresponding fund (i.e. investment portfolios), wherein the contractholders bear all of the investment risk. Each fund is either an open-end diversified management investment company or a separate investment portfolio of such a company and is managed by a registered investment advisor. The sub-accounts are as follows:
      FEDERATED INSURANCE SERIES:
      Federated Prime Money
        Fund II
      Federated Utility Fund II
      Federated High Income
        Bond Fund II
     FIDELITY VARIABLE INSURANCE PRODUCTS FUND (VIP):
      Fidelity VIP Equity-
        Income Portfolio
     FIDELITY VARIABLE INSURANCE PRODUCTS FUND II (VIP II):
      Fidelity VIP II Asset
        Manager Portfolio
      Fidelity VIP II Index 500
        Portfolio
      Fidelity VIP II Contrafund
       Portfolio
      ALGER AMERICAN FUND:
      Alger American Small
        Capitalization Portfolio
      Alger American Growth
        Portfolio
      Alger American MidCap
        Growth Portfolio
      MFS VARIABLE INSURANCE TRUST:
      MFS Emerging Growth
        Series
      MFS Research Series
      MFS Growth With Income
        Series
      MFS Limited Maturity
        Series
      MFS Total Return Series
      SOGEN VARIABLE FUNDS, INC.:
      SoGen Overseas Portfolio
     VAN ECK WORLDWIDE INSURANCE TRUST:
      Van Eck Worldwide Hard
        Assets Fund
      Van Eck Worldwide
        Emerging Markets Fund

     The Guaranteed Interest Option Account ("GIO Account") is also a separate account of VFL, however, unlike the Variable Account, the GIO Account is not registered as an investment company under the 1940 Act. The GIO Account supports the values and benefits under the Guaranteed Interest Option. Through the Guaranteed Interest Option, VFL offers specified effective annual rates of interest that are credited daily and available for specified periods of time. Contract holders choosing the Guaranteed Interest Option do not participate in the investment performance of the GIO Account and this performance does not determine the Guaranteed Interest Option value or benefits relating thereto. The assets of the GIO Account are held separately from other VFL assets and from the General Account of VFL.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                         NOTES TO FINANCIAL STATEMENTS
                      VALLEY FORGE LIFE INSURANCE COMPANY
                       VARIABLE ANNUITY SEPARATE ACCOUNT
              AND THE GUARANTEED INTEREST OPTION SEPARATE ACCOUNT
              PERIOD FROM INCEPTION TO JUNE 30, 1997 -- UNAUDITED
================================================================================

               NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

     VALUATION OF INVESTMENTS -- Investments consists of shares in the portfolios of the funds and are stated at fair value based on quoted market prices.

     RECOGNITION OF INVESTMENT INCOME -- Investment income consists of dividends declared by the portfolios of the funds and interest income earned within the GIO Account. Dividends declared by the portfolios of the fund are recognized on the date of record and interest income within the GIO Account is credited daily.

     REALIZED GAINS AND LOSSES -- Realized gains and losses represent the difference between the proceeds from sales of shares by the Account and the cost of such shares, which are determined using the average cost method.

     CONTRACTHOLDER ACCOUNT ACTIVITY -- Account activity is reflected in individual contractholder accounts on a daily basis.

     FEDERAL INCOME TAXES -- Net investment income and realized gains and losses on investments of the Account are taxable to contractholders generally upon distribution. Accordingly, no provision for income taxes has been recorded.

     USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principals (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                         NOTES TO FINANCIAL STATEMENTS
                      VALLEY FORGE LIFE INSURANCE COMPANY
                       VARIABLE ANNUITY SEPARATE ACCOUNT
              AND THE GUARANTEED INTEREST OPTION SEPARATE ACCOUNT
              PERIOD FROM INCEPTION TO JUNE 30, 1997 -- UNAUDITED
================================================================================

                              NOTE 3. INVESTMENTS
--------------------------------------------------------------------------------

     At June 30, 1997, the investments of the respective subaccounts are as follows:
--------------------------------------------------------------------------------

                                                                                     MARKET
                                                               SHARES      COST      VALUE
--------------------------------------------------------------------------------------------
INSURANCE SERIES:
  Federated Prime Money Fund II                                302,524   $302,524   $302,524
  Federated Utility Fund II                                        611      7,153      7,553
  Federated High Income Bond Fund II                             3,774     38,326     39,066
VARIABLE INSURANCE PRODUCTS FUND:
  Equity-Income                                                  3,802     76,672     83,882
VARIABLE INSURANCE PRODUCTS FUND II:
  Asset Manager                                                  3,966     62,250     65,834
  Index 500                                                      1,020     97,495    105,651
  Contrafund                                                     1,214     20,501     21,759
THE ALGER AMERICAN FUND:
  Small Capitalization                                             113      4,212      4,461
  Growth                                                            96      3,788      3,779
  MidCap Growth                                                    464      9,941     10,435
MFS VARIABLE INSURANCE TRUST:
  Emerging Growth                                                2,246     29,745     32,951
  Research                                                       4,445     61,634     66,321
  Growth With Income                                             2,225     31,742     34,057
  Limited Maturity                                               4,866     49,247     49,977
  Total Return                                                   6,113     88,071     93,343
SOGEN VARIABLE FUNDS, INC.:
  Overseas                                                      63,003    629,930    677,908
VAN ECK WORLDWIDE INSURANCE TRUST:
  Hard Assets                                                       78      1,164      1,242
  Emerging Markets                                                 160      2,215      2,439

--------------------------------------------------------------------------------

                        NOTE 4. INVESTMENT TRANSACTIONS
--------------------------------------------------------------------------------

     The aggregate cost of purchases and proceeds from sales of Insurance Series, VIP Fund, VIP Fund II, Alger American Fund, MFS Variable Insurance Trust, SoGen Variable Funds, Inc. and Van Eck Worldwide Insurance Trust shares from the date of inception to June 30, 1997, were $2,193,100 and $680,923, respectively.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                         NOTES TO FINANCIAL STATEMENTS
                      VALLEY FORGE LIFE INSURANCE COMPANY
                       VARIABLE ANNUITY SEPARATE ACCOUNT
              AND THE GUARANTEED INTEREST OPTION SEPARATE ACCOUNT
              PERIOD FROM INCEPTION TO JUNE 30, 1997 -- UNAUDITED
================================================================================

                         NOTE 5. CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------

     VFL deducts a daily charge from the assets of the Variable Account to compensate it for mortality and expense risks that it assumes under the Contract. The daily charge is approximately equal to an annual rate of 1.25% of the net assets of the Variable Account.

     An annual administration fee of $30 is deducted from contracts in both the Variable and GIO Accounts if the contract value is below $50,000 at the time of the deduction. This fee is to cover a portion of VFL's administrative expenses related to the contracts.

     VFL deducts a daily administration charge from the assets of the Variable Account to compensate it for a portion of the expenses it incurs in the administering the contracts. The daily charge is approximately equal to an annual rate of 0.15% of the net assets of the Variable Account.

     VFL permits 12 free transfers among and between the sub-accounts within the Variable Account and the GIO Account per contract year. For each additional transfer, VFL charges $25 at the time each such transfer is processed. The fee is deducted from the amount being transferred.
--------------------------------------------------------------------------------

                      NOTE 6. DIVERSIFICATION REQUIREMENTS
--------------------------------------------------------------------------------

     Under the provisions of Section 817(h) of the Internal Revenue Code of 1986 (the Code), a variable annuity contract, other than a contract issued in connection with certain types of employee benefit plans, will not be treated as an annuity contract for Federal tax purposes for any period for which the investments of the segregated asset account on which the contract is based are not adequately diversified. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of the Treasury. VFL believes, based on assurances from the mutual fund managers, that the mutual funds satisfy the requirement of the regulations.

--------------------------------------------------------------------------------

The principal underwriter of this
product is CNA Investor Services,
Inc., a registered broker-dealer
and member of the National
Association of Securities Dealers.
CNA Investor Services, Inc., is an
affiliate of CNA Financial
Corporation. CNA annuities are
issued by the Valley Forge Life
Insurance Company, one of the
CNA insurance companies.

CNA is a registered service mark
of CNA Financial Corporation. The
policy form numbers for
this product are: V100-1128-A
Series, V100-1129-A Series,
P4-119913-A Series and
P4-119914-A Series. The CNA
Capital Select Variable Annuity is
not available in all states.

MAILING ADDRESS:
CNA Insurance Companies
Variable Product Team
P.O. Box 305139
Nashville TN 37230-5139



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FOR ALL THE COMMITMENTS YOU MAKE(R)

AG-127395-A   8/97  Printed in USA